

24 February 2005

PRE-CLOSE TRADING STATEMENT FOR THE YEAR ENDING 28 FEBRUARY 2005

Dublin, London, 24 February 2005: C&C Group plc ('C&C' or the 'Group'), a leading manufacturer, marketer and distributor of branded beverages and snacks in Ireland, today issued the following statement in advance of its close period for the year to 28 February 2005.

The preliminary results for the year ending 28 February 2005 will be announced on 10 May 2005. This will be the Group's first full year report since its initial public offering (IPO) and listings on the Irish Stock Exchange and the London Stock Exchange in May 2004.

Financial Overview for the Year to 28 February 2005

- Against the background of a very challenging environment, in particular the introduction of the smoking ban in licensed premises and poor summer weather, underlying Group turnover (on a constant currency basis for continuing operations) for the full year is expected to have increased by a satisfactory 4%. This translates to an EBITA and EPS outcome that is in line with expectations.
- The Group's cider brands (Bulmers and Magners) and Tullamore Dew have performed strongly and are the principal contributors to the expected underlying EBITA growth.
- The currency impact of the weaker US/Can Dollar on Operating Profit will amount to €6.8m in the full year compared to 2003/04.

Alcohol Division

- Sales volumes of the division's principal brand, Bulmers, are expected to match last year compared with an overall long alcohol drinks (LAD) market decline in the region of 2%.
- The ban on smoking in licensed premises came into effect at the end of March 2004 and is a significant factor in the decline in the on-trade LAD market. C&C estimates that the on-trade LAD market declined by approximately 6% in the year to 31 January 2005; that the rate of decline has been stable in the six months to January 2005 at 7-8%; and that off-trade growth has been in double digits throughout 2004.
- The Group's international cider brand, Magners, has significantly exceeded expectations and is expected to achieve a full year volume growth in excess of 50%, with strong performances in Northern Ireland and Scotland

International Spirits and Liqueurs

- Overall shipments for International Spirits and Liqueurs are expected to increase by 7% for the full year. Depletions growth for Tullamore Dew are particularly strong while Carolans' performance was affected by weakness in North America over the Christmas quarter.

Soft Drinks and Snacks

- The combined carbonated soft drinks (CSD) and bottled water market declined by approximately 2% in the 11 months to 31 January 2005 – slightly in excess of the decline in the half year to August 2004. Other segments of the market such as energy, sport and cordial recorded good growth. The snack market was flat with the second half showing a small volume decline.
- C&C's share of the CSD/bottled water market fell slightly in the period but it achieved good growth in the sports and cordial segments and performed in line with the snack market.

Outlook

The smoking ban, which is anticipated to have a one-off impact on the on-trade, is expected to be fully absorbed by mid-2005. The favourable prevailing economic conditions in Ireland are expected to continue throughout 2005 giving a lift to consumer spending growth.

C&C's principal plans for growth in 2005/06 are to improve Bulmers' existing share of the Irish LAD market and to build upon Magners' success in Scotland by investing in its roll-out to selected other parts of the U.K. The cost associated with the roll-out is such that the EBITA for the Alcohol division is unlikely to show any significant growth in 2005/06.

In other divisions, C&C will continue to increase the marketing investment behind Tullamore Dew to drive further growth. In the Soft Drinks & Snacks division, the Group will continue to exploit niche growth opportunities and increase its focus on efficiency improvements.

The impact of the US Dollar depreciation on operating profit is expected to amount to €2m in 2005/06 compared to 2004/05. Cash flow is forecast to remain strong.

Maurice Pratt, Group Chief Executive Officer, commented "The Group believes that its plans for 2005/06 will establish the basis for solid medium-term growth and support a progressive dividend policy."

Accounting Changes

The company will adopt IFRS in 2005/06. The impact of this will be to reduce reported EBITA in that year by approximately €3m. €2m of this reduction relates to pensions and €1m relates to expensing share options granted in 2004. Reported earnings will in addition be affected by the elimination of a €30m P&L charge for goodwill amortisation. These changes have no impact on cash and accordingly will not impact dividends.

Pre-close Period Trading Statement - Analyst Conference Call Details

Maurice Pratt, Group Chief Executive Officer and Brendan Dwan, Group Finance Director will host a conference call for analysts and investors at 2:00p.m. (local Irish time) today. Dial in details are available from K Capital Source on +353 1 631 5500 or c&cgroup@kcapitalsource.com

About C&C Group plc

C&C is one of the largest manufacturers, marketers and distributors of branded beverages in Ireland and Northern Ireland and savoury snacks in Ireland. The Group owns several of Ireland's most recognised beverage and savoury snacks brands, with leading market shares in various segments of the Irish beverage and savoury snacks markets, including Bulmers cider, Ballygowan bottled water, Club soft drinks and Tayto crisps. Additionally, the Group distributes in Ireland several leading international brands owned by third parties, such as 7UP and Pepsi soft drinks, and Volvic and Evian bottled water, and a wide-ranging portfolio of wines and spirits. In addition to its Irish operations, the Group exports spirits and liqueurs to over 80 overseas markets and exports Magners cider to the United Kingdom, the United States and Continental Europe.

Investors and analysts	Irish Media	International Media
Mark Kenny or Jonathan Neilan K Capital Source Tel: +353-1- 631 5500 Email: c&cgroup@kcapitalsource.com	Paddy Hughes or Mark Cahalane Drury Communications Tel: +353 1 260 5000 Email: phughes@drurycom.com Or: mcahalane@drurycom.com	Edward Orlebar Finsbury Group Tel: +44 20 7251 3801 Email: edward.orlebar@finsbury.com